                                                                    Exhibit 99.1
(CHINESE CHARACTERS)
(GUANGSHEN RAILWAY COMPANY LIMITED LOGO)
(a joint stock limited company incorporated in the People's Republic of China) STOCK CODE: 525

The Board of Directors (the "Board") of Guangshen Railway Company Limited (the "Company") is pleased to announce the preliminary consolidated results of the Company and its subsidiaries (the "Group") for the year ended December 31, 2005, prepared in accordance with International Financial Reporting Standards ("IFRS") as below:

CONDENSED CONSOLIDATED INCOME STATEMENT
For the years ended December 31,
(Expressed in thousands of Renminbi ("RMB"), except for per share and per American Depositary Share ("ADS") data)

                                         2005         2004         2003         2002         2001
                                      ----------   ----------   ----------   ----------   ----------
Revenues from railway businesses
   Passenger                           2,511,156    2,259,671    1,790,204    1,903,782    1,471,895
   Freight                               588,310      611,807      526,382      530,776      585,616
                                      ----------   ----------   ----------   ----------   ----------
   Sub-total                           3,099,466    2,871,478    2,316,586    2,434,558    2,057,511
Revenues from other businesses           177,462      166,671      151,596      166,266      167,064
                                      ----------   ----------   ----------   ----------   ----------
Total revenue                          3,276,928    3,038,149    2,468,182    2,600,824    2,224,575
Total operating expenses              (2,566,128)  (2,407,976)  (1,905,469)  (1,978,327)  (1,670,464)
                                      ----------   ----------   ----------   ----------   ----------
Profit from operations(1)                759,305      678,366      610,054      665,992      632,771
Profit before tax(2)                     716,618      665,111      605,078      661,461      631,293
                                      ----------   ----------   ----------   ----------   ----------
Profit after tax                         612,370      566,738      511,730      557,196      531,996
Minority interests                           998          746           32         (113)       1,499
                                      ----------   ----------   ----------   ----------   ----------
Profit attributable to shareholders      613,368      567,484      511,762      557,083      533,495
                                      ==========   ==========   ==========   ==========   ==========
Earnings per share
   -- Basic                              RMB0.14      RMB0.13      RMB0.12      RMB0.13      RMB0.12
   -- Diluted                                N/A          N/A          N/A          N/A          N/A
                                      ==========   ==========   ==========   ==========   ==========
Earnings per ADS                         RMB7.07      RMB6.54      RMB5.90      RMB6.42      RMB6.15
                                      ==========   ==========   ==========   ==========   ==========

Notes: (1)   Pursuant to the recently revised "International Accounting
             Standards (IAS) 1 -- Presentation of Financial Statements", the
             "Other incomes (net)" shall be presented prior to "Profit from operations" in the Income Statement, so the "Profit from operations" referred to in this announcement (including the tables) include "Other incomes (net)", while the "Profit from operations" referred to in the announcements of past years did not include
             "Other incomes (net)".

       (2) Pursuant to the recently revised "IAS 28 -- Investment in Associates." the "Share of profit in associates" shall be presented in the sum after tax, so share of income tax for associates has been deducted from the "Profit before tax" referred to in this announcement (including the tables), while the share of income tax for associates were not deducted from the "Profit before tax" referred to in the announcements of the past years (including the tables).

NET ASSET SUMMARY (EXCLUDING MINORITY INTERESTS)
As of December 31,
(Expressed in thousands of RMB, except for per share data)

                          2005         2004         2003         2002         2001
                       ----------   ----------   ----------   ----------   ----------
Total assets           12,744,453   11,409,051   11,073,953   11,257,594   10,997,216
Total liabilities       2,011,637      936,865      699,237    1,001,866      860,976
Minority interests         48,757       51,612       52,358       11,577       15,617
Net assets             10,684,059   10,420,574   10,322,358   10,244,151   10,120,623
Net assets per share      RMB2.46      RMB2.40      RMB2.38      RMB2.36      RMB2.33

FINAL DIVIDEND

The Board has recommended a final dividend of RMB0.12 per share for the financial year ended December 31, 2005. This final dividend will be paid to shareholders whose names appear on the Register of Members on May 11, 2006 subject to approval of the shareholders at the annual general meeting of the Company ("AGM") which will be held at the headquarters of the Company in Shenzhen, Guangdong Province, the People's Republic of China (the "PRC"), on May 11, 2006.

Dividends payable to holders of H shares will be calculated in RMB and paid in Hong Kong dollars. The exchange rate will be based on the average closing exchange rates quoted by the People's Bank of China for the calendar week preceding the date on which the dividends are to be distributed.

1.   BUSINESS OVERVIEW

     In 2005, with the continuous and rapid growth in China's economy, the accelerating integration of the Pan Pearl River Delta Economic Circle and the vigorous expansion of the Closer Economic Partnership Arrangement between Hong Kong, Macau and mainland China ("CEPA"), the thriving economic development in Guangdong and Hong Kong has created a strong demand for transportation services. The Company aggressively captured market opportunities, adjusted the transportation organization and strengthened marketing efforts, and endeavored to increase transportation efficiency and capacity, resulting in a stable growth in the operating results.

     In 2005, the total revenue of the Company was RMB3,276.9 million, representing an increase of 7.9% from RMB3,038.1 million in 2004. Among which, revenues from passenger transportation service, freight transportation service and other businesses were RMB2,511.2 million, RMB588.3 million and RMB177.5 million respectively, accounting for 76.6%, 18.0% and 5.4% of the total revenue of the Company, respectively. In 2005, profit attributable to equity holders of the Company was RMB613.4 million, representing an increase of 8.1% from RMB567.5 million in 2004.

2.   BUSINESS ANALYSIS

     (1)  PASSENGER TRANSPORTATION

          Passenger transportation business is the most important business of the Company. As of December 31, 2005, the Company operated 122 pairs of passenger trains in accordance with to its daily train schedule, representing an increase of five pairs from the number in operation at the end of 2004. There were 67 pairs of high-speed passenger trains between Guangzhou and Shenzhen, an increase of three pairs; two pairs of regular-speed passenger trains between Guangzhou and Shenzhen; 13 pairs of Hong Kong Through Trains and 40 pairs of long-distance passenger trains, an increase of two pairs, of which the Company undertook the operation of three pairs.

          *Note: 67 pairs of high-speed trains between Guangzhou and Shenzhen included 10 standby trains; 13 pairs of Hong Kong Through Trains included 11 pairs of Canton-Kowloon Through Trains, one pair of Through Trains between Zhaoqing and Kowloon and one pair of Through Trains between Beijing and Kowloon or between Shanghai and Kowloon. (The Hong Kong Through Trains between Beijing and Kowloon and the Through Trains between Shanghai and Kowloon are counted as one pair of Through Trains as they operate on alternate days).

          In 2005, the Company's total number of passengers was 49.058 million, representing an increase of 6.6% from 46.012 million in 2004. Its revenue from passenger transportation was RMB2,511.2million, representing an increase of 11.1% from RMB2,259.7 million in 2004, among which:

          -    GUANGZHOU-SHENZHEN TRAINS

               The Company's Guangzhou-Shenzhen trains consist of high-speed passenger trains and regular-speed passenger trains between Guangzhou and Shenzhen. The number of passengers travelling on the Company's Guangzhou-Shenzhen trains increased by 6.2% from
               20.270 million in 2004 to 21.529 million in 2005. The number of passengers travelling on the high-speed passenger trains between Guangzhou and Shenzhen increased by 7.4% from 19.630 million in 2004 to 21.084 million in 2005; while the number of passengers travelling on the regular-speed passenger trains between Guangzhou and Shenzhen decreased by 30.4% from 0.640 million in 2004 to 0.445 million in 2005. The revenues from Guangzhou-Shenzhen trains increased by 5.8% from RMB1,152.5 million in 2004 to RMB1,219.8 million in 2005. The increase in business volume of Guangzhou-Shenzhen trains was mainly due to:
               (1) the acceleration of regional economic cooperation in the Pan Pearl River Delta and the strong economic growth in the Pearl River Delta, which resulted in the upward flows of business persons, tourists and workers; (2) the vigorous optimization of the transportation organization, the initiation of passenger flows connection between long-distance trains in the Guangzhou area and Guangzhou-Shenzhen trains and the provision of "One-stop Through All" service to attract more passengers for Guangzhou-Shenzhen trains; (3) the Company further improved the "As-frequent-as-buses" Train Project and increased the frequency of trains; (4) the gradual improvement of the metro systems in Guangzhou and Shenzhen has strengthened the connection between the railway and urban public transportation system; (5) the Company continuously perfected the comprehensive service function of passenger stations to provide more convenience for passengers.

          -    HONG KONG THROUGH TRAINS

               The number of passengers travelling on the Hong Kong Through Trains of the Company increased by 6.1% from 2.890 million in 2004 to 3.065 million in 2005. Revenues from Hong Kong Through Trains increased by 4.8% from RMB436.9 million in 2004 to RMB457.7 million in 2005. The increase in business volume of Hong Kong Through Trains was mainly due to: (1) the continuing increase in the number of business persons and tourists following the accelerated implementation of CEPA, the progressive expansion of the "Relaxed Individual Travel" program to Hong Kong and Macau and the opening of Hong Kong Disneyland; (2) the two pairs of Hong Kong Though Trains that commenced operation in April 2004 were in full operation in 2005; (3) the Company continued to enhance the service function of passenger stations and provided passengers with services as those provided in a flight to improve the quality of passenger service.

          -    LONG-DISTANCE TRAINS

               The number of passengers travelling on long-distance trains of the Company increased by 7.1% from 22.852 million in 2004 to
               24.463 million in 2005. The revenue from long-distance trains increased by 24.4% from RMB670.2 million in 2004 to RMB833.7 million in 2005. The increase in passenger volume of the long-distance train business was mainly due to: (1) the continuing increase in the number of business persons and workers coming from inland to cities such as Shenzhen and Guangzhou as a result of the continuous and rapid economic growth and the gradual improvement of the labor market environment in the Pearl River Delta; (2) the Company enhanced the marketing of long-distance trains, i.e. the Shenzhen-Beijing West trains, Shenzhen-Yueyang trains and Shenzhen-Shaoguan trains undertaken by the Company and raised the occupation rate of these trains to a relatively large extent, leading to an increase in revenue from long-distance trains; (3) compared to the same period last year, the large-scale operation of temporary passenger trains during the Spring Festival season and golden week holidays led to an increase in passenger volume and revenue; (4) the Shenzhen-Jian trains and Shenzhen-Taizhou trains that commenced operation in July 2005, and the Shenzhen-Shenyang North trains which commenced operations at the end of December 2004 were in full operation throughout 2005, thus boosted the passenger volume.

          The table below illustrates the revenues from passenger transportation business and the volume of passengers for the year ended December 31, 2005 as compared to those of the same period in 2004:

                                           FOR THE YEAR ENDED
                                              DECEMBER 31,
                                         ---------------------    Increase/
                                            2005        2004     (Decrease)
                                         ---------   ---------   ----------
Revenues from passenger transportation
   (RMB thousands)                       2,511,156   2,259,671     11.1%
   -- Guangzhou-Shenzhen trains          1,219,758   1,152,529      5.8%
   -- Hong Kong Through Trains             457,728     436,918      4.8%
   -- Long-distance trains                 833,670     670,224     24.4%
                                         ---------   ---------     ----
Total number of passengers
   (thousand persons)                       49,058      46,012      6.6%
   -- Guangzhou-Shenzhen trains             21,529      20,270      6.2%
   -- Hong Kong Through Trains               3,065       2,890      6.1%
   -- Long-distance trains                  24,463      22,852      7.1%
                                         ---------   ---------     ----
Revenue per passenger (RMB)                  51.19       49.11      4.2%
   -- Guangzhou-Shenzhen trains              56.66       56.86     (0.4%)
   -- Hong Kong Through Trains              149.29      151.18     (1.3%)
   -- Long-distance trains                   34.08       29.33     16.2%
                                         ---------   ---------     ----
Total passenger-kilometers (millions)     4,539.10     4,200.2      8.1%
                                         ---------   ---------     ----
Revenue per passenger-kilometer (RMB)         0.55        0.54      1.9%
                                         =========   =========     ====

     (2)  FREIGHT TRANSPORTATION

          Freight transportation is the core business of the Company. The total tonnage of freight transported by the Company in 2005 was 31.893 million tonnes, representing a decrease of 6.7% from 34.199 million tonnes in 2004. Revenues from freight transportation business were RMB588.3 million, representing a decrease of 3.8% from RMB611.8 million in 2004.

          -    OUTBOUND FREIGHT

               In 2005, the Company's outbound freight tonnage was 8.460 million tonnes, representing an increase of 2.7% from 8.241 million tonnes in 2004. Outbound freight revenues were RMB139.3 million, representing an increase of 22.9% from RMB113.4 million in 2004. The increase in outbound freight business was mainly due to: (1) the continuing increase in demand for imported raw materials such as coal and ore owing to the continuous and rapid economic growth in mainland China; (2) the centralized upward adjustments of railway freight tariffs implemented since April 2005 had exerted positive influence on the increase in outbound freight revenue; and (3) in order to enhance competitiveness, the Company endeavored to maintain the current sources of freight and explore for new freight through providing preferential tariffs, improving service quality and strengthening relations with consignors.

* From January 1, 2005, the Ministry of Railway ("MOR") began to modify the settlement method on the income from railway freight transportation, all freight transportation fees relating to post, parcels and luggage, containers and special goods that had been shared between railway administrations (companies) in proportion to the lengths of transit were credited to Zhongtie Parcels Courier Company Limited, Zhongtie Container Transportation Company Limited and Zhongtie Special Goods Transportation Company Limited, or collectively the Three Professional Transportation Companies, which shall pay railway usage fees to railway administrations (companies). These railway usage fees were credited into outbound freight revenue and inbound or pass-through freight revenue accordingly as it may occur for the convenience of matching classified freight revenues and freight tonnages and comparison with the corresponding numbers of the past years. The numbers occurred in 2005 showed that the modifications had not significantly affected the revenues from freight transportation.

          -    INBOUND AND PASS-THROUGH FREIGHT

               In 2005, the Company's inbound and pass-through freight tonnages were 23.433 million tonnes, representing a decrease of 9.7% from
               25.958 million tonnes in 2004; its inbound and pass-through freight revenues were RMB308.0 million, representing a decrease of 4.7% from RMB323.1 million in 2004. The decrease in inbound and pass-through freight volume was mainly due to: (1) the progressive improvement of road, water and air transportation networks of mainland China, bringing fiercer competition to railway freight transportation market; (2) the centralized upward adjustments of railway freight tariffs implemented nationwide since April 2005 had led to the transfer of part of the freight sources to other means of transport.

          -    STORAGE, LOADING AND UNLOADING AND MISCELLANEOUS ITEMS

               In 2005, the Company's revenues from storage, loading and unloading and miscellaneous items were RMB141.0 million, representing a decrease of 19.6% from RMB175.3 million in 2004. The decrease in revenue was mainly due to the decline in inbound and pass-through freight volume.

          Set out below are the Company's revenues from its freight transportation business and the freight volume for the year ended December 31, 2005 as compared with those of the same period in 2004:

                                         FOR THE YEAR ENDED
                                            DECEMBER 31,
                                         ------------------    Increase/
                                            2005      2004    (Decrease)
                                          -------   -------   ----------
REVENUES FROM FREIGHT TRANSPORTATION
   (RMB thousands)                        588,310   611,807      (3.8%)
   -- Outbound freight transportation     139,340   113,421      22.9%
   -- Inbound and pass-through
        freight transportation            307,962   323,108      (4.7%)
   -- Storage, loading and unloading
        and miscellaneous items           141,008   175,278     (19.6%)
                                          -------   -------     -----
TOTAL TONNAGE (thousand tonnes)            31,893    34,199      (6.7%)
   -- Outbound freight                      8,460     8,241       2.7%
   -- Inbound and pass-through freight     23,433    25,958      (9.7%)
                                          -------   -------     -----
Revenue per tonne (RMB)                     18.45     17.89       3.1%
                                          =======   =======     =====
Total tonne-kilometres (millions)         2,294.8   2,489.5      (7.8%)
                                          =======   =======     =====
Revenue per tonne-kilometre (RMB)            0.26      0.25       4.0%

     (3)  OTHER BUSINESSES

          The Company's other businesses mainly consist of on-board and in-station sales of goods and food, advertising and tourism services. Revenues from other businesses of the Company in 2005 were RMB177.5 million, representing an increase of 6.5% from RMB166.7 million in 2004.

          The table below sets forth the revenues from other businesses of the Company for the year ended December 31, 2005 compared with those of the same period in 2004:

          Unit: RMB thousands

                                         FOR THE YEAR ENDED
                                            DECEMBER 31,
                                         ------------------    Increase/
CATEGORY OF BUSINESSES                      2005      2004    (Decrease)
----------------------                    -------   -------   ----------
On-board and in-station sales of goods     29,172    48,496    (39.8%)
Station services                           39,430    45,206    (12.8%)
Others                                    108,860    72,969     49.2%
                                          -------   -------    -----
Total                                     177,462   166,671      6.5%
                                          =======   =======    =====

3.   COST ANALYSIS

     In 2005, the total operating expenses of the Company were RMB2,566.1 million, representing an increase of 6.6% from RMB2,408.0 million in 2004, among which, the railway operating expenses were RMB2,375.8 million, representing an increase of 6.0% from RMB2,241.8 million in 2004. Expenses of other businesses were RMB190.3 million, representing an increase of 14.6% from RMB166.2 million in 2004.

     For the year ended December 31, 2005, the analysis of the railway operating expenses of the Company mainly includes:

     -    BUSINESS TAX

          The business tax for 2005 was RMB86.57 million, representing an increase of 3.4% from RMB83.73 million in 2004. Such increase was due to the increase in the revenues of the Company.

     -    LABOR AND BENEFITS

          In 2005, labor and benefits expenses amounted to RMB518.6 million, representing an increase of 5.3% from RMB492.6 million in 2004. The increase was mainly due to: (1) the implementation of the performance based salary policy; steady increase of operating results in 2005 resulted in the overall increase in employees' salaries and benefits;
          (2) the increase in the number of trains in operation during the year, and the corresponding increase in the number of related operation staff and workload.

     -    EQUIPMENT LEASES AND SERVICES

          The expenses on equipment leases and services mainly consist of railway line usage fees, train hauling fees and train leasing fees paid to other railway companies (administrations). In 2005, expenses on equipment leases and services of the Company amounted to RMB507.6 million, representing an increase of 12.3% from RMB452.2 million in 2004. This was mainly due to: (1) the operation of Shenzhen-Shaoguan long-distance trains since May 2005, which led to the increase in the corresponding railway usage fees; and (2) the relatively large increase in the number of temporary passenger trains in operation during the Spring Festival holidays and the Golden Week holidays in 2005, which led to the increase of related equipment leases and services fees.

     -    MATERIALS AND SUPPLIES

          Materials and supplies include materials, fuel, water and electricity consumption. In 2005, the Company's material and supplies expenses amounted to RMB283.9 million, representing an increase of 15.6% from RMB245.5 million in 2004. The increase was mainly due to: (1) the increased consumption of materials and supplies resulted from the increased number of trains in operation during the year; (2) the increase in the consumption of materials arisen from the increased investment in flood-control and maintenance of railway line to ensure the safety thereof: (3) the ongoing increase in the prices of oil and electricity because of short supply, which led to the increase of related costs of the Company.

     -    REPAIR EXPENSES (EXCLUDING MATERIALS AND SUPPLIES)

          Repair expenses (excluding materials and supplies) increased by 21.6% from RMB216.3 million in 2004 to RMB263.0 million in 2005. The increase was mainly due to: (1) the increased number of locomotives and vehicles that underwent overhaul, leading to the increase in repair expenses on related equipment; (2) the refurbishment of houses and structures to further enhance the service function of passenger and freight stations and to improve the living and working environment of the employees, which caused an increase in the repair expenses; (3) the increase in the expenses on the repair and maintenance of facilities such as rail lines and electrical equipment to satisfy the requirement for transportation safety as a result of increased transportation volume.

     -    DEPRECIATION

          Depreciation expenses of fixed assets decreased by 2.7% from RMB334.5 million in 2004 to RMB325.6 million in 2005, which was mainly due to the disposal of some useless assets during the year and part of the assets had come to the end of their service life in succession during the year.

     -    SOCIAL SERVICES FEES

          Social services fees of the Company in 2005 were RMB78.23 million, representing a decrease of 7.6% from RMB84.64 million in 2004. The decrease was mainly as follow: the segmentation reform of principal and subordinate businesses of the railway industry implemented in 2004, as result of which, the hospitals and schools that used to provide medical and education services to the Company were transferred to local authorities, thus the Company had to pay certain amount of subsidies in accordance with the government policies, while in 2005, the Company did not have to pay such fees.

     -    GENERAL AND ADMINISTRATION EXPENSES

          General and administration expenses of the Company were RMB188.4 million, representing a decrease of 1% from RMB190.3 million in 2004. The decrease was mainly due to the decrease in the provision for impairment this year.

4.   TAXATION

     As the Company is a corporation incorporated in the Shenzhen Special Economic Zone, it is subject to an income tax at a rate of 15%. According to relevant taxation regulations, other businesses of the Company and its subsidiaries are subject to an income tax at the rate of 15% or 33%, depending on the location of incorporation. Income tax expenses of the Company and its subsidiaries were RMB104.2 million in 2005, implying an effective tax rate of 14.5%, increased by RMB5.875 million from RMB98.37 million in 2004, which was mainly due to the increase in profit before tax of the Company.

5.   ANALYSIS OF FINANCIAL POSITION

     ASSETS, LIABILITIES AND SHAREHOLDERS' EQUITY

     Set out below are the assets, liabilities and shareholders' equity of the Company and its subsidiaries as at December 31, 2005 compared with those as at December 31, 2004:

     Unit: RMB thousands

                             DECEMBER 31,   December 31,    Increase/
                                 2005           2004       (Decrease)
                             ------------   ------------   ----------
Current assets                 2,473,931      2,988,455     (514,524)
Non-current assets            10,270,522      8,420,596    1,849,926
Total assets                  12,744,453     11,409,051    1,335,402
                              ----------     ----------    ---------
Current liabilities            2,006,807        936,865    1,069,942
Non-current liabilities            4,830             --        4,830
Total liabilities              2,011,637        936,865    1,074,772
                              ----------     ----------    ---------
Net assets                    10,732,816     10,472,186      260,630
                              ----------     ----------    ---------
Share capital                  4,335,550      4,335,550           --
Reserves                       6,348,509      6,085,024      263,485
Minority interests                48,757         51,612       (2,855)
                              ----------     ----------    ---------
Total shareholders' equity    10,732,816     10,472,186      260,630
                              ==========     ==========    =========

     As of December 31, 2005, total assets of the Company were RMB12,744.5 million, representing an increase of RMB1,335.4 million from RMB11,409.1 million as of December 31, 2004.

     As of December 31, 2005, current assets of the Company were RMB2,473.9 million, representing a decrease of RMB514.5 million from RMB2,988.5 million as of December 31, 2004. This was mainly due to a decrease in short-term deposit, prepayments and other trade receivables (net) in the sum of RMB659.1 million.

     As of December 31, 2005, non-current assets of the Company were RMB10,270.5 million, representing an increase of RMB1,849.9 million from RMB8,420.6 million as of December 31, 2004. This was primarily due to an increase in the amount of RMB2,022.8 million for construction-in-progress, prepayment for fixed assets, net fixed assets and deferred tax assets.

     The liabilities of the Company consist mainly of current liabilities. As of December 31, 2005, the current liabilities of the Company were RMB2,006.8 million, representing an increase of RMB1,069.9 million from RMB936.9 million in 2004. This was mainly due to the increase in the amounts due to related companies, trade payables, accrued expenses and other payables and tax payable in a total sum of RMB1,159.7 million.

     As of December 31, 2005, the shareholders' equity of the Company was RMB10,732.8 million, representing an increase of RMB260.6 million from RMB10,472.2 million as of December 31, 2004. This was mainly due to the increase in reserves of RMB263.5 million when compared with that of 2004.

     As of December 31, 2005, the gearing ratio of the Company was 15.8%.

     As of December 31, 2005, the Company had no charge on any of its assets and had not provided any guarantees.

     LIQUIDITY AND CAPITAL RESOURCES

     The principal source of capital of the Company was revenues generated from operations. In 2005, the net cash flow from the Company's operations was RMB1,380.1 million, representing an increase of RMB143.6 million from RMB1,236.6 million in 2004. The increase in net cash flow from the Company's operations was mainly due to the increase in the Company's total revenue.

     The Company's capital was mainly used for capital and operating expenses and payment of taxes and dividends. In 2005, the Company spent RMB1,588.4 million on purchase of fixed assets and construction-in-progress. It also paid RMB90.724 million for income tax and approximately RMB 476.9 million for dividends.

     The table below sets forth the comparisons of the major items in the consolidated cash flow statements of 2005 and 2004.

     Unit: RMB thousands

                                                                             Increase/
                                                     2005         2004      (Decrease)
                                                   ---------   ----------   ----------
Net cash inflows from operating activities         1,380,147    1,236,579    143,568
Net cash from (used in) investment activities       (820,915)  (1,000,639)   179,724
Net cash from (used in) financing activities        (491,733)    (469,044)   (22,689)
                                                   ---------   ----------    -------
Net cash and cash equivalents inflows (outflows)      67,499     (233,104)   300,603
                                                   =========   ==========    =======

     The Company believes it has sufficient working capital and available banking facilities to meet its operation and development requirements.

6.   COMMITMENTS

     (1)  CAPITAL COMMITMENTS

          As of December 31, 2005, the Company had the following capital commitments which were authorized but not contracted for and contracted but not provided for:

          Unit: RMB thousands

                                       2005       2004
                                    ---------   -------
Authorized but not contracted for   3,985,253   451,500
Contracted but not provided for     3,331,311   693,828

     (2)  OPERATING LEASE COMMITMENTS

          As of December 31, 2005, the total future minimum lease payments under non-cancellable operating leases were as follows:

          Unit: RMB thousands

                                                    2005      2004
                                                   ------   -------
Machinery and equipment                            75,375   183,375
   -- not more than 1 year                         75,375   108,000
   -- more than 1 year but not more than 5 years       --    75,375

          The above operating lease commitments were for leasing eight AC-driven electric passenger trains ("Blue Arrow") with a speed of up to 200 kilometres per hour.

7.   FOREIGN EXCHANGE RISK AND HEDGING

     The Company currently holds a certain amount of United States dollars ("USD") and Hong Kong dollars ("HKD") deposits. It also earns revenues in HKD from its railway transportation businesses. Dividends to the shareholders of H shares and ADSs are paid in foreign currencies. Some of the Company's contracts, particularly with respect to the high-speed passenger train project, are payable by the Company in foreign currencies. If there are relatively strong fluctuations in the exchange rate of RMB to the relative foreign currencies, the operating results of the Company will be affected. The reform of the RMB exchange rate system in July 2005 has led to revaluations of RMB against USD and HKD, which was offset by the continuous increase in the interest rate for USD and HKD deposits, thus having insignificant impact on the operating results of the Company.

8.   INTEREST RATE RISK

     Funds that are not needed for immediate use are placed as temporary cash deposits or time deposits in commercial banks and in the Railway Deposit-taking Center of the MOR. The Company does not hold any market risk-sensitive instruments for trading purposes. As of December 31, 2005, the Company had no commercial bank loans outstanding. Accordingly, the Company is not exposed to any material interest rate risks.

9.   CONTINGENCY OF AN ASSOCIATE

     As of December 31, 2005, the Company's investment interest in an associated company, Guangzhou Tiecheng Enterprise Company Limited ("Tiecheng"), amounted to approximately RMB140 million. In 1996, Tiecheng and a Hong Kong incorporated company jointly established Guangzhou Guantian Real Estate Company Limited ("Guangzhou Guantian"), a sino-foreign cooperative joint venture, to develop certain properties near a railway station operated by the Company.

     On October 27, 2000, Guangzhou Guantian together with Guangzhou Guanhua Real Estate Company Limited ("Guangzhou Guanhua") and Guangzhou Guanyi Real Estate Company Limited ("Guangzhou Guanyi") agreed to act as joint guarantors of certain debts of Guangzhou Guancheng Real Estate Company Limited ("Guangzhou Guancheng") to an independent third party. Guangzhou Guantian, Guangzhou Guanhua, Guangzhou Guanyi and Guangzhou Guancheng were related companies with a common chairman. As Guangzhou Guancheng failed to repay the debts, according to a court judgment on November 4, 2001, Guangzhou Guantian, Guangzhou Guanhua and Guangzhou Guanyi were liable to the independent third party for an amount of approximately RMB257 million together with any accrued interest. As such, if Guangzhou Guantian was held responsible for the guarantee, the Company may need to make provision for impairment on its interest in Tiecheng.

     On December 15, 2003, the Higher People's Court of Guangdong Province ("the Court") accepted Guangzhou Guantian's re-trial application for discharging the aforesaid guarantee. In December 2003, the Court delivered a civil case judgement in which it was ruled that proceedings regarding this case shall be terminated. As a necessary procedure for the Court to decide whether to grant a re-trial, a hearing was held on March 18, 2004. In this respect, Guangzhou Guantian appointed an independent representing lawyer to attend the hearing. In December 2005, the Court commenced procedures for re-trial and appointed the members of the collegiate bench for the conduct of the re-trial. Date of hearing is yet to be fixed. Up to the date of this announcement, the Court has not yet deliver any judgment as the necessary procedures have not been completed. However, having consulted an independent lawyer, the directors are of the opinion that the guarantee arrangement should be invalid according to the relevant PRC rules and regulations. Accordingly, the directors consider that as of the date of this announcement, the likelihood of Guangzhou Guantian, a subsidiary of Tiecheng, having to settle the above claim is remote and no provision for the interest in Tiecheng was made in the accounts. To avoid the possible loss resulting from the litigation, the Company has obtained a letter of undertaking issued by Guangzhou Railway (Group) Company (the parent company of the Company) ("the Parent Company"). The Parent Company undertook to resolve the issue or to take up the liabilities so that the investment interest of the Company in Tiecheng will not be affected by the litigation.

10.  OVERDUE TIME DEPOSITS

     As of December 31, 2005, the Company had an overdue time deposit in the amount of approximately RMB31.365 million placed with Zengcheng Licheng Urban Credit Cooperative. The Company had initiated legal proceedings and obtained a judgment in its favour regarding the unrepaid time deposit. However, as the judgment debtor was undergoing restructuring, the court ordered a stay of execution of the judgment obtained by the Company. The said overdue time deposit accounts for approximately 0.3% of the net assets and 1.28% of the total current assets of the Company and has no material impact on the capital usage and operations of the Company. For prudence, the Company has reclassified such amount to other receivables and made full provision in its financial statements for bad debts.

     Other than stated above, the Company has no other overdue time deposit that has not been repaid. The Company has not encountered any difficulty in withdrawing deposits. The Company has placed all its deposits with commercial banks in the PRC and the Railway Deposit-taking Center.

11.  EMPLOYEES, SALARY DISTRIBUTION POLICY AND TRAINING PLANS

     As of December 31, 2005, the Company had in total 8,882 employees, representing a decrease of 82 compared to that at the end of 2004.

     The Company's salary policy is closely linked with economic efficiency, labour efficiency and individual performance. The total amount of employees' salaries is closely related to the operating results of the Company and the distribution of employees' salaries is based on their post score and performance reviews. The basic salary of an employee is determined on the basis of the evaluation of basic labor factors such as labor skills, labor responsibilities, labor intensity and labor conditions, etc, and the actual labor remuneration is calculated on the basis of technical competence and vocational level of the employee and the evaluation of the quantity and quality of the actual labor input. In 2005, the Company paid approximately RMB518.6 million for salaries and benefits.

     Pursuant to applicable state policies and regulations, the Company provides the employees with a set of statutory funds and benefits as listed below:

                                       AS A PERCENTAGE OF THE
                                         AGGREGATE SALARIES
                                      OF THE EMPLOYEES IN 2005
                                  --------------------------------
                                  EMPLOYEES RESIDING
                                   IN GUANGZHOU AREA
                                     OR ALONG THE       EMPLOYEES
                                      GUANGZHOU-         RESIDING
EMPLOYEES' BENEFITS                  SHENZHEN LINE     IN SHENZHEN
-------------------               ------------------   -----------
Housing fund                               7%               13%
Retirement pension                        18%               18%
Supplemental retirement pension            5%                5%
Basic medical insurance                    8%                6%
Supplemental medical insurance             1%              0.5%
Maternity medical insurance              0.4%              0.5%
Other welfare fund                         6%                8%

     During 2005, the Company provided 9,656 units of training on post standardization and handling of emergency, etc for its employees. The training plan of 2005 was fully implemented and the total expense for these training programmes in 2005 was approximately RMB3.235 million.

FUTURE PROSPECTS

2006 is the first year for the implementation of China's 11th Five-year Plan. This is a critical year for the Company to expand, to grow and to implement the "Cross-segment" development strategies. It plans to implement the following development projects and initiatives in 2006:

- Proposed issuance of A shares to acquire the railway transportation assets in the railway between Guangzhou and Pingshi. To enlarge the operation scale and to strengthen and reinforce the Company's predominant position in the railway transportation industry in the Pearl River Delta, the Company proposes to issue not more than 2.75 billion RMB-denominated ordinary shares to raise funds for the proposed acquisition of the railway transportation business between Guangzhou and Pingshi of Guangzhou Railway Group Yangcheng Railway Company and all assets and liabilities relating to such business. The Company believes that the acquisition will help improve the Company's competitiveness and overall performance, optimize allocation of the Company's transportation resources, improve the image of the Company in capital markets and propel the "Cross-segment" development plan of the Company.

- Construction of the fourth line between Guangzhou and Shenzhen. Upon completion of the construction, the Guangshen railway will become the first four-line railway in China that allows the express passenger trains and regular speed freight trains to run on separate lines, thus substantially improving the transportation capacity of inter-city express passenger trains between Guangzhou and Shenzhen, domestic long haul trains and freight trains.

- Introduction of advanced electric trains of international standard. The Company purchased 20 sets of Electric Multiple Units trains (EMUs), each has the speed of 200 km/h, from Bombardier Sifang Power (Qingdao) Transportation Ltd. These 20 sets of EMUs will carry the passengers of the inter city express trains and Through Trains. The introduction of EMUs will strengthen the Company's capacity in its delivery of "safety, quality, efficiency, development and stability" in transport services, increase the Company's competitiveness and benefit the Company's operating revenues.

     All the above material programs and initiatives will help enhance the core competitiveness of the Company, strengthen its leadership in the market, help the Company to consolidate its competitive edges and realize sustainable development, which will result in a robust foundation for the future development of the Company.

- In 2005, the Company achieved good operating results. The achievements were attributable to the enthusiasm and diligence of our employees as well as to the support and trust of the shareholders in the Company. In 2006, the economy of China is expected to experience a continuous and steady growth. With the implementation of the 11th Five-year Plan in China's railway industry, the strengthening economic cooperation in the Pan Pearl River Delta, and further implementation of "Relaxed Individual Travel" to Hong Kong and Macau, the Company expects further increase of demand in the passenger and freight transportation market in the Company's servicing regions, as a result, the Company expects to achieve better operating results, hence, higher returns for its shareholders.

SHARE CAPITAL STRUCTURE

As of December 31, 2005, the share capital of the Company consisted of:

                                               PERCENTAGE
                                    NUMBER      OF SHARE
                                   OF SHARES     CAPITAL
CLASS OF SHARE CAPITAL              ('000)         (%)
----------------------            ----------   ----------
State-owned legal person shares    2,904,250      66.99
H Shares                           1,431,300      33.01
                                   ---------     ------
Total                              4,335,550     100.00
                                   =========     ======

There was no change in the share capital of the Company during the year. See also "Prosposed Issue of A Share" section.

SHAREHOLDERS

So far as the Directors are aware, as at December 31, 2005, the interests and short positions of the persons, other than directors or supervisors of the Company, in the shares and underlying shares of the Company as recorded in the register required to be kept under section 336 of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) were as follows:

                                                                                       PERCENTAGE    PERCENTAGE
                                                                                        OF CLASS     OF TOTAL
                            CLASS       NUMBER OF                           TYPE OF     OF SHARES      SHARE
NAME OF SHAREHOLDER       OF SHARES    SHARES HELD          CAPACITY       INTERESTS       (%)      CAPITAL (%)
-------------------       ---------   -------------     ----------------   ---------   ----------   -----------
Guangzhou Railway         Domestic    2,904,250,000(L)  Beneficial owner   Corporate     100.00        66.99
  (Group) Company         shares
Sumitomo Mitsui Asset     H Shares      128,406,000(L)  Investment         Corporate       8.97         2.96
   Management                                           Manager
   Company, Limited
Mondrian Investment       H Shares      117,856,000(L)  Investment         Corporate       8.23         2.72
   Partners Ltd.                                        Manager
Sumitomo Life Insurance   H Shares      113,964,000(L)  Interest of        Corporate       7.96         2.63
   Company (Note)                                       controlled
                                                        corporation

Note: As at December 31, 2005, Sumitomo Life Insurance Company was deemed to be interested in 113,964,000 H Shares (representing approximately 7.96% of the total H Shares of the Company or 2.63% of the total share capital of the Company) held by Sumitomo Mitsui Asset Management Company, Limited, a controlled corporation of Sumitomo Life Insurance Company.

      The letter "L" denotes a long position.

PUBLIC FLOAT

As at December 31, 2005, at least 25% of the total issued share capital of the Company was held by the public.

PURCHASE, SALE AND REDEMPTION OF SHARES

During the year ended December 31, 2005, there was no purchase, sale or redemption by the Company, or any of its subsidiaries, of the shares of the Company.

PRE-EMPTIVE RIGHTS

There is no provision regarding pre-emptive right under the Articles of Association and the laws of the PRC.

CONFIRMATION BY INDEPENDENT NON-EXECUTIVE DIRECTORS OF CONNECTED TRANSACTIONS

The independent non-executive directors of the Company confirmed that the connected transactions (as defined in the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules")) entered into by the Company during 2005 were entered into in the ordinary and usual course of its business and conducted on normal commercial terms and in accordance with the terms of the agreements governing such transactions. The terms were fair and reasonable and in the interests of the shareholders of the Company as a whole.

ENTRUSTED DEPOSITS

As of December 31, 2005, the Company did not have any entrusted deposits placed with any financial institutions in the PRC.

BANK BORROWINGS

As of December 31, 2005, the Company had no bank loans or borrowings.

CHARGE ON ASSETS AND GUARANTEE

As of December 31, 2005, there were no outstanding charges against any of the Company's assets and the Company did not have any guarantee outstanding.

IMPACT OF THE RECENT ECONOMIC DEVELOPMENTS ON THE COMPANY

The Company believes that no factor adversely affected the business and financial position of the Company in 2005.

ADJUSTMENT OF PRICE

In 2005, the Company made the following price adjustments to its passenger and freight transportation: (1) during the Spring Festival, the Company made different levels of slight upward adjustments to passenger fares of different classes of long-distance domestic trains; (2) with the approval of the MOR or the Parent Company, the Company made certain downward adjustments to the price for part of its freight transportation to improve its competitiveness; (3) during the New Year holidays, the Spring Festival, the Labour Day holidays and the National Day holidays, the Company increased the fare of the high-speed passenger trains and the regular-speed passenger trains between Guangzhou and Shenzhen by RMB5 per trip.

MATERIAL LITIGATION

The Company and its subsidiaries were not involved in any material litigation in 2005.

AUDITORS

On May 12, 2005, resolutions were passed at the annual general meeting of the Company to appoint PricewaterhouseCoopers as the international auditors of the Company for 2005 and to appoint Pan-China (Schinda) Certified Public Accountants (now known as Deloitte Touche Tohmatsu CPA Ltd.) as its PRC auditors for 2005.

Resolutions to re-appoint these two firms as the international and PRC auditors of the Company respectively for 2006 will be proposed at the AGM.

PricewaterhouseCoopers was the international auditors of the Company for 2004 and 2003.

ACCOUNTING TREATMENT REGARDING THE DIFFERENCES BETWEEN THE SELLING PRICES AND COSTS OF EMPLOYEES' HOUSING

The Company constructed and purchased new residential properties for its employees to improve their living conditions. Under a housing benefit scheme, the Company sold these residential properties to its employees at a price approved by the government. The losses arising from the difference between the net book value and the proceeds from the sales of staff quarters to the employees was not more than RMB226.4 million as of December 31, 2005. Pursuant to the current policies of the Ministry of Finance, the aforesaid losses should be credited to retained earnings in the statutory accounts as of January 1, 2001, or in case of a debit balance, to offset against the statutory public welfare fund, statutory surplus reserve, discretionary surplus reserve and capital surplus reserve upon approval of the Board. Such treatment conforms with the accounting principles and regulations applicable to the Company and its subsidiaries in the PRC.

In the financial statements of the Company for the year ended December 31, 2005 prepared in accordance with IFRS, the Company accounted for the losses arising from the housing scheme as follows: losses from the sale of completed staff quarters to employees, or from the sale of premises under construction of which could be reasonably estimated for future services was approximately RMB226.4 million. Such losses were amortized on a straight line basis over the estimated remaining average service period of employees of 15 years from the time of such sales. During the year ended December 31, 2005, the amortization charged to the deferred labour costs of the consolidated income statement was RMB15.09 million and the accumulated amortization amounted to RMB90.55 million.

As of December 31, 2005, the unamortized deferred losses, which were recorded as deferred staff costs in the balance sheet of the Company and its subsidiaries, were RMB135.8 million.

MAJOR SUPPLIERS AND CUSTOMERS

Most of the locomotives, passenger coaches and major railway supplies and equipment of the Company are supplied directly or indirectly by the MOR or purchased from the market. The Company may also purchase such equipment from overseas or domestic suppliers. The five largest customers of the Company accounted for less than 30% of the revenue of the Company and the five largest suppliers of the Company accounted for less than 30% of the purchases of the Company.

PROPOSED ISSUE OF A SHARES

The Company and Guangzhou Railway Group Yangcheng Railway Company (the "Vendor") entered into an agreement in respect of the acquisition by the Company of the railway transportation business between Guangzhou and Pingshi currently operated by Yangcheng Railway Company and the assets and liabilities relating to such business (the "Acquisition") on November 15, 2004. The consideration of the Acquisition was approximately RMB10.26 billion. The Company applied to the relevant authorities for the issue and allotment of not more than 2.75 billion A shares to investors in the PRC (the "A Share Issue") and intended to use the proceeds from the A Share Issue to finance the Acquisition. Pursuant to the Listing Rules, the Acquisition constituted a very substantial acquisition of the Company. As the Vendor is a wholly-owned subsidiary of the Parent Company, the Acquisition also constituted a connected transaction of the Company.

The Company submitted its application proposal relating to the A Share Issue to the China Securities Regulatory Commission (the "CSRC") on December 31, 2004.

The mandate authorising the Directors to handle all relevant matters of the A Share Issue ("A Share Issue General Mandate') expired on December 29, 2005. Resolutions were duly passed at the Company's domestic shareholders' class meeting, H shares shareholders' class meeting and the extraordinary general meeting held on January 20, 2006 to extend the A Share Issue General Mandate for one year.

ANNUAL GENERAL MEETING

The AGM will be held at the meeting room of the Company at 3/F., No.1052 Heping Road, Shenzhen, Guangdong Province, the PRC on May 11, 2006 (Thursday) at 9:30 a.m.

CLOSURE OF REGISTER OF MEMBERS

The Register of Members of the Company's H shares will be closed from April 11, 2006 to May 11, 2006 (both days inclusive), during which no transfer of H shares will be registered. In order to qualify for the final dividend, all transfer forms together with the relevant share certificates must be lodged with the Company's registrar, Hong Kong Registrar Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on April 10, 2006.

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION OF THE COMPANY

To reflect the recent changes in the PRC Company Law, special resolutions will be proposed at the AGM to amend the Articles of Association of the Company. Details of, and reasons for the proposed amendments will be set out in the Annual Report of the Company, which will be despatched to the shareholders in due course.

AUDIT COMMITTEE

The Audit Committee consists of three independent non-executive directors of the Company. Its main duties include review and supervision of the financial reporting process and internal controls of the Company. The financial statements for the year ended December 31, 2005 have been reviewed by the Audit Committee.

CORPORATE GOVERNANCE

The Company and its directors hereby confirm that, to the best of their knowledge, the Company has, throughout the accounting period covered by this announcement, complied with the Code on Corporate Governance Practices set out in Appendix 14 to the Listing Rules.

The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the "Model Code"), set out in Appendix 10 to the Listing Rules as its own code of conduct regarding securities transactions by its directors. Having made specific enquiry of all directors of the Company, the Company confirms that all its directors have complied with the requirements set out in the Model Code throughout the period under review.

                                                           By Order of the Board
                                                                WU JUNGUANG
                                                                  Chairman

Shenzhen, the PRC
March 20, 2006

As at the date of this announcement, the Executive Directors are Wu Junguang, Li Kelie and Yang Jinzhong; the Non-executive Directors are Hu Lingling, Wu Houhui and Wen Weiming; and the Independent Non-executive Directors are Chang Loong Cheong, Deborah Kong and Wilton Chau Chi Wai.

The financial information set out below does not constitute the Company's statutory financial statements for the years ended December 31, 2004 and 2005 and is extracted from those financial statements. Statutory financial statements for the year ended December 31, 2005, which contain an unqualified auditors` reports, will be delivered to the Registrar of Companies in Hong Kong and to shareholders as well as made available on the Company's website, http://www.gsrc.com.

FORWARD-LOOKING STATEMENTS:

Certain statements contained in this announcement may be viewed as "forward-looking statements" within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission (the "SEC") and in the Company's other filings with SEC.

CONSOLIDATED INCOME STATEMENT
For the year ended December 31, 2005
(All amounts in Renminbi thousands, except for earnings per share data)

                                                          2005         2004
                                                       ----------   ----------
Revenues from railroad businesses                                     (Note 1)
   Passengers                                           2,511,156    2,259,671
   Freight                                                588,310      611,807
                                                       ----------   ----------
                                                        3,099,466    2,871,478
Revenues from other businesses                            177,462      166,671
                                                       ----------   ----------
Total revenue                                           3,276,928    3,038,149
                                                       ----------   ----------
Operating expenses
   Railroad businesses
      Business tax                                        (86,565)     (83,732)
      Labour and benefits                                (518,614)    (492,581)
      Equipment leases and services                      (507,627)    (452,204)
      Materials and supplies                             (283,902)    (245,534)
      Repair costs, excluding materials and supplies     (262,973)    (216,294)
      Depreciation of fixed assets                       (325,582)    (334,501)
      Amortisation of leasehold land payments             (15,416)     (15,704)
      Fees for social services                            (78,227)     (84,643)
      General and administrative expenses                (188,360)    (190,290)
      Others                                             (108,515)    (126,338)
                                                       ----------   ----------
                                                       (2,375,781)  (2,241,821)
                                                       ----------   ----------
   Other businesses
      Business tax                                        (10,493)      (7,840)
      Materials and supplies                             (103,249)     (95,637)
      General and administrative expenses                 (76,605)     (62,678)
                                                       ----------   ----------
                                                         (190,347)    (166,155)
                                                       ----------   ----------
Total operating expenses                               (2,566,128)  (2,407,976)
Other income, net                                          48,505       48,193
                                                       ----------   ----------
PROFIT FROM OPERATIONS                                    759,305      678,366
Finance costs                                             (22,738)      (1,136)
Share of results of associates after tax                  (19,949)     (12,119)
                                                       ----------   ----------
PROFIT BEFORE INCOME TAX                                  716,618      665,111
Income tax expense                                       (104,248)     (98,373)
                                                       ----------   ----------
PROFIT FOR THE YEAR                                       612,370      566,738
                                                       ----------   ----------
ATTRIBUTABLE TO:
Equity holders of the Company                             613,368      567,484
Minority interests                                           (998)        (746)
                                                       ----------   ----------
                                                          612,370      566,738
                                                       ----------   ----------
DIVIDENDS                                                 520,266      476,911
                                                       ----------   ----------
EARNINGS PER SHARE FOR PROFIT ATTRIBUTABLE TO THE
   EQUITY HOLDERS OF THE COMPANY DURING THE YEAR
   -- Basic                                               RMB0.14      RMB0.13
                                                       ----------   ----------
   -- Diluted                                                 N/A          N/A
                                                       ==========   ==========

CONSOLIDATED BALANCE SHEET
As of December 31, 2005
(All amounts in Renminbi thousands)

                                           2005         2004
                                        ----------   ----------
ASSETS
NON-CURRENT ASSETS                                     (Note 1)
Fixed assets                             7,391,507    6,973,279
Construction-in-progress                 1,449,358      345,313
Prepayment for fixed assets                482,940           --
Leasehold land payments                    620,798      636,379
Interests in associates                    108,000      128,346
Available-for-sale investments              46,108      167,962
Deferred tax assets                         35,990       18,406
Deferred staff costs                       135,821      150,911
                                        ----------   ----------
                                        10,270,522    8,420,596
                                        ----------   ----------
CURRENT ASSETS
Materials and supplies, at cost             64,953       60,602
Trade receivables, net                     106,393      106,652
Due from parent company                     15,636           --
Due from related parties                    64,670       56,064
Prepayments and other receivables,
   net                                     170,607      216,573
Restricted cash                            173,413      124,626
Short-term deposits                        766,131    1,379,309
Cash and cash equivalents                1,112,128    1,044,629
                                        ----------   ----------
                                         2,473,931    2,988,455
                                        ----------   ----------
TOTAL ASSETS                            12,744,453   11,409,051
                                        ==========   ==========
EQUITY
CAPITAL AND RESERVES ATTRIBUTABLE
   TO EQUITY HOLDERS OF THE COMPANY
Share capital                            4,335,550    4,335,550
Reserves                                 6,348,509    6,085,024
                                        ----------   ----------
                                        10,684,059   10,420,574
MINORITY INTEREST                           48,757       51,612
                                        ----------   ----------
TOTAL EQUITY                            10,732,816   10,472,186
                                        ==========   ==========
LIABILITIES
NON-CURRENT LIABILITIES
Deferred tax liability                       4,830           --
                                        ----------   ----------
CURRENT LIABILITIES
Trade payables                             118,707       37,136
Payables for construction-in-progress       99,462      164,591
Due to parent company                           --       24,617
Due to related parties                   1,174,101      194,699
Dividends payable                              462          456
Taxes payable                              102,155       75,878
Accruals and other payables                511,920      439,488
                                        ----------   ----------
                                         2,006,807      936,865
                                        ----------   ----------
TOTAL LIABILITIES                        2,011,637      936,865
                                        ==========   ==========
TOTAL EQUITY AND LIABILITIES            12,744,453   11,409,051
                                        ==========   ==========

CONSOLIDATED CASH FLOW STATEMENT
For the year ended December 31, 2005
(All amounts in Renminbi thousands)

                                                                  2005         2004
                                                               ----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES
Cash generated from operations                                  1,471,525    1,321,850
Interest paid                                                        (654)      (1,030)
Income tax paid                                                   (90,724)     (84,241)
                                                               ----------   ----------
Net cash generated from operating activities                    1,380,147    1,236,579
                                                               ----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES
   Payments for acquisition of fixed assets and
   construction-in-progress; and prepayment for fixed
   assets, net of related payables                             (1,588,374)    (310,179)
Proceeds from sales of fixed assets                                38,235        4,041
Increase in interests in associates                                62,700           --
Decrease/(increase) in short-term deposits with maturities
   more than three months                                         613,178     (751,869)
Interest received                                                  53,346       57,368
                                                               ----------   ----------
Net cash used in investing activities                            (820,915)  (1,000,639)
                                                               ----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES
Share issuance costs                                              (12,972)     (14,035)
Dividends paid to the Company's shareholders                     (476,904)    (455,009)
Dividends paid to minority interests                               (1,857)          --
                                                               ----------   ----------
Net cash used in financing activities                            (491,733)    (469,044)
                                                               ----------   ----------
NET INCREASE/(DECREASE) IN CASH AND CASH EQUIVALENTS               67,499     (233,104)
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR                  1,044,629    1,277,733
                                                               ----------   ----------
CASH AND CASH EQUIVALENTS AT END OF YEAR                        1,112,128    1,044,629
                                                               ==========   ==========

NOTES TO THE FINANCIAL STATEMENTS
December 31, 2005
(All amounts expressed in Renminbi ("RMB") unless otherwise stated)

1.   BASIS OF PRESENTATION

     The financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") and the disclosure requirements of the Hong Kong Companies Ordinance (the "Financial Statements"). This basis of accounting differs in certain material respects from that used in the preparation of the statutory financial statements of the Group (the "Statutory Financial Statements") in accordance with the generally accepted accounting principles and relevant financial regulations applicable in the PRC ("PRC GAAP"). In preparing the Financial Statements, appropriate adjustments have been made to the Statutory Financial Statements to conform to IFRS, but such adjustments have not been incorporated into the Statutory Financial Statements. The principal adjustments made to conform to IFRS include the following:

     - Additional depreciation charges on fixed assets, in particular for rail-line track assets;

     - Capitalisation of replacement costs of components of rail-line track assets and de-recognition of original components being replaced;

     - Reversal of amortisation of deferred renovation expenses not qualified for capitalisation under IFRS;

     - Difference in the recognition policy on housing benefits provided to employees;

     - Recognition of government grants through deduction against the carrying value of fixed assets; and

     -    Recording of share issuance costs to reserves.

     The Financial Statements have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, certain fixed assets are stated at valuation less accumulated depreciation and impairment losses (see Note 2(5) for details).

     The preparation of Financial Statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Group's accounting policies. The areas involving a higher degree of judgement or complexity, or areas where assumptions and estimates are significant to the Financial Statements, are disclosed in Note 4. Although these estimates are based on management's best knowledge of current events and actions, actual results ultimately may differ from those estimates.

     In 2005, the Group adopted the new/revised/amended standards and interpretations of IFRS below, which are relevant to its operations. The 2004 comparatives have been amended as required, in accordance with the relevant requirements.

IAS 1 (revised 2003)     Presentation of Financial Statements
IAS 2 (revised 2003)     Inventories
IAS 8 (revised 2003)     Accounting Policies, Changes in Accounting Estimates
                         and Errors
IAS 10 (revised 2003)    Events after the Balance Sheet Date
IAS 16 (revised 2003)    Property, plant and equipment
IAS 17 (revised 2003)    Leases
IAS 21 (revised 2003)    The Effects of Changes in Foreign Exchange Rates
IAS 24 (revised 2003)    Related Party Disclosures
IAS 27 (revised 2003)    Consolidated and Separate Financial Statements
IAS 28 (revised 2003)    Investments in Associates
IAS 32 (revised 2003)    Financial Instruments: Disclosure and Presentation
IAS 33 (revised 2003)    Earnings per Share
IAS 36 (revised 2004)    Impairment of Assets
IAS 38 (revised 2004)    Intangible Assets
IAS 39 (revised 2004)    Financial Instruments: Recognition and Measurement
IFRS 2 (issued 2004)     Share-based Payments
IFRS 3 (issued 2004)     Business Combinations
SIC 12 (revised 2004),   Consolidation -- Special Purpose Entities
IFRIC 2                  Members' Shares in Co-operative Entities and Similar
                         Instruments);
IAS 39 (Amendment),      Transition and Initial Recognition of Financial Assets
                         and Financial Liabilities

     The adoption of IAS 1, 2, 8, 10, 16, 17, 21, 32, 33, 36 and 38, IFRS 2 and
     3, IFRIC 2 and SIC 12 did not result in substantial changes to the Group's accounting policies. In summary:

     - IAS 1 has affected the presentation of minority interest and other disclosures.

     - IAS 21 had no material effect on the Group's policy. The functional currency of each of the consolidated entities has been re-evaluated based on the guidance to the revised standard. All the Group entities have the same functional currency as their measurable currency.

     - IAS 24 has affected the identification of related parties and some other related party disclosures. All state-controlled entities are now regarded as related parties of the Company.

     - IAS 28 has affected the presentation of the interests in associates in the consolidated income statement that it is presented as the share of results of associates after tax.

     The adoption of IAS 27 has resulted in a change in the accounting policy relating to the investment in subsidiaries in the Company's stand alone financial statements that it is recorded at cost, which has to be applied retroactively.

     The adoption of IAS 39 has resulted in a change in the accounting policy relating to the classification of financial assets at fair value through profit or loss.

     All changes in the accounting policies have been made in accordance with the transition provisions in the respective standards. Due to the adoption of the above new/revised accounting standards, certain 2004 comparative figures have been reclassified to conform with the current year presentation.

2.   REVENUE RECOGNITION

     Provided it is probable that the economic benefits associated with a transaction will flow to the Group and the revenues and costs, if applicable, can be measured reliably, revenue is recognised on the following basis:

     (A)  RENDERING OF SERVICES AND SALES OF GOODS

          Railroad revenues are recognised when services are performed. Revenues from other businesses are mainly derived from the sales of food, beverages and other merchandise on board the trains and in the railway stations and revenues from operating restaurants in major railway stations. Sales on board the trains and in the railway stations are recognised upon delivery of the food items and merchandises, when the significant risks and rewards of ownership of these goods have been transferred to the buyers. Revenues derived from the operations of restaurants are recognised when services are rendered.

     (B)  INTEREST INCOME

          Interest income is recognised on a time-proportion basis using the effective interest method. When a receivable is impaired, the Group reduces the carrying amount to its recoverable amount, being the estimated future cash flow discounted at original effective interest rate of the instrument, and continues unwinding the discount as interest income. Interest income on impaired loans is recognised using the original effective interest rate.

     (C)  DIVIDEND INCOME

          Dividend income is recognised when the right to receive payment is established.

3.   INCOME TAX EXPENSE

     Enterprises established in the Shenzhen Special Economic Zone of the PRC are subject to income tax at a reduced preferential rate of 15% as compared with the standard income tax rate for PRC companies of 33%. The Shenzhen Municipal Tax Bureau confirmed in 1996 that the Company is subject to such reduced income tax rate of 15% from that year onwards. Accordingly, the enacted income tax rate of the Company for the year ended December 31, 2005 was 15% (2004: same).

     According to the relevant income tax laws of the PRC, the subsidiaries of the Group are subject to income tax rates of 15% or 33%, mainly depending on the places of incorporation/establishment.

     Up to the date of approval of the IFRS Financial Statements, the directors of the Company had not been informed of any changes in the enterprise income tax treatment applicable to the Group.

                        2005      2004
                      RMB'000   RMB'000
                      -------   -------
Current income tax    121,832   110,625
Deferred income tax   (17,584)  (12,252)
                      -------   -------
                      104,248    98,373
                      =======   =======

     The tax on the Group's profit before tax differs from the theoretical amount that would arise using the tax rate of the home country of the Company as follows:

                                                    2005     2004
                                                  RMB'000   RMB'000
                                                  -------   -------
Profit before tax                                 716,618   665,111
                                                  -------   -------
Tax calculated at a statutory rate of 15%
   (2004: 15%)                                    107,493    99,767
Tax effect of expenses that are not
   deductible in determining taxable profit:
   Effect of different tax rates of certain
      subsidiaries                                  1,111     2,123
   Tax losses for which no deferred income
      tax asset was recognised                      2,992     1,818
   Expenses not deductible for tax purposes         3,211     4,069
   Differences in depreciation charges of fixed
      assets reported in the Statutory
   Financial Statements                             1,733        --
   Provision of deferred tax for adjustments
      made to carrying values of fixed assets     (12,292)       --
   Deferred tax benefits resulting from
      provision for doubt debts                        --    (9,404)
                                                  -------   -------
Income tax expense                                104,248    98,373
                                                  =======   =======

     The weighted average applicable tax rate was 14.5% (2004: 14.8%).

4.   EARNINGS PER SHARE

     The calculation of basic earnings per share is based on the net profit for the year attributable to ordinary shareholders of approximately RMB613,368,000 (2004: RMB567,484,000), divided by the weighted average number of ordinary shares outstanding during the year of 4,335,550,000 shares (2004: 4,335,550,000 shares). No diluted earnings per share were presented as there were no dilutive potential ordinary shares as of year end.

5.   DIVIDENDS

                                                2005      2004
                                              RMB'000   RMB'000
                                              -------   -------
Final, proposed, of RMB0.12 (2004: RMB0.11)
   per ordinary share                         520,266   476,911
                                              =======   =======

     At a meeting of the directors held on March 20, 2006, the directors proposed a final dividend of RMB0.12 per ordinary share for the year ended December 31, 2005. This proposed dividend has not been reflected as a dividend payable in the financial statements, but will be reflected as an appropriation of retained earnings for the year ending December 31, 2006.

6.   RESERVES

     According to the provisions of the articles of association of the Company, the Company shall first set aside 10% of its profit attributable to shareholders after tax as indicated in the Company's statutory financial statements for the statutory surplus reserve (except where the reserve has reached 50% of the Company's registered share capital) and 5% to 10% (as determined by the directors) of its profits for the statutory public welfare fund before making any distribution of the profit attributable to the shareholders in each year. The Company may also make appropriations from its profit attributable to shareholders to a discretionary surplus reserve provided it is approved by a resolution passed in a shareholders' general meeting. These reserves cannot be used for purposes other than those for which they are created and are not distributable as cash dividends without the prior approval obtained from the shareholders in a shareholders' general meeting under specific circumstances.

     When the statutory surplus reserve is not sufficient to make good for any losses of the Company from previous years, current year profit attributable to shareholders shall be used to make good the losses before any allocations are set aside for the statutory surplus reserve or the statutory public welfare fund.

     The statutory public welfare fund is to be utilised for constructing or acquiring capital assets such as dormitories and other housing facilities for the employees of the Company and it cannot be used to pay for any other employee welfare expenses. Title of these capital assets constructed or acquired will be retained by the Company.

     The statutory surplus reserve, the discretionary surplus reserve and the share premium account may be converted into share capital of the Company provided it is approved by a resolution passed in a shareholders' general meeting with the provision that the ending balance of the statutory surplus reserve does not fall below 25% of the registered share capital amount. The Company may either allot newly created shares to the shareholders at the same proportion of the existing number of shares held by these shareholders, or it may increase the par value of each share.

     For the years ended December 31, 2005 and 2004, the directors proposed the following appropriations to reserves:

                                           2005                   2004
                                   --------------------   --------------------
                                   PERCENTAGE   RMB'000   Percentage   RMB'000
                                   ----------   -------   ----------   -------
The Company
   Statutory surplus reserve           10%       61,060       10%       59,071
   Statutory public welfare fund        5%       30,530        5%       29,535
                                      ---        ------      ---        ------
                                       15%       91,590       15%       88,606
                                      ===        ======      ===        ======

     In accordance with the provisions of the articles of association of the Company, the profit after appropriation to reserves and available for distribution to shareholders shall be the lowest of the retained earnings determined under (a) PRC GAAP, (b) IFRS and (c) the accounting standards of the countries in which its shares are listed. As the Statutory Financial Statements of the Company have been prepared in accordance with PRC GAAP, the retained earnings so reported may be different from the amounts reported in the accompanying statement of changes in shareholders' equity prepared under IFRS and/or US GAAP.

     As of December 31, 2005, the reserve of the Company available for distribution was approximately RMB723,823,000 (2004: approximately RMB686,489,000).

SUPPLEMENTAL INFORMATION
For the year ended December 31, 2005

RECONCILIATION OF CONSOLIDATED PROFIT ATTRIBUTABLE TO SHAREHOLDERS AND CONSOLIDATED NET ASSETS BETWEEN PRC GAAP AND IFRS

The statutory financial statements of the Group, which are prepared by the Company and its subsidiaries in conformity with PRC GAAP (audited by certified public accountants in the PRC), differ in certain respects from IFRS. Major differences between PRC GAAP and IFRS which affect the consolidated profit attributable to shareholders and the consolidated net assets of the Company and its subsidiaries are summarized as follows:

                                                         CONSOLIDATED
                                                            PROFIT
                                                       ATTRIBUTABLE TO
                                                       SHAREHOLDERS FOR         CONSOLIDATED
                                                        THE YEAR ENDED        NET ASSETS AS OF
                                                         DECEMBER 31,           DECEMBER 31,
                                                      -----------------   -----------------------
                                                        2005      2004       2005         2004
                                                      RMB'000   RMB'000     RMB'000      RMB'000
                                                      -------   -------   ----------   ----------
As reported in statutory consolidated
   financial statements of the Group
   (audited by certified public
   accountants in the PRC)                            611,472   590,456   10,599,379   10,467,769
Impact of IFRS adjustments:
   Adjustment to the carrying amount of fixed
      assets                                            7,128        --      (42,030)    (189,158)
   Additional depreciation charges on rail
      line tracks assets                              (16,236)  (10,238)     (35,539)     (19,303)
   Net effect of capitalisation of replacement
      costs of rail line track assets and
      derecognition of items being replaced            32,198        --       32,198           --
   Difference in depreciation charges on fixed
      assets resulting from reclassification and
      recognition of government grants by
      deducting the carrying value of fixed assets    (11,114)      442        8,600       19,714
   Difference in the recognition policy on
      housing benefits to the employees               (18,853)  (15,092)     131,858      150,711
   Deferred tax assets arising from
      GAAP differences                                  6,327        --        6,327           --
   Recording share issuance costs in reserves              --        --      (27,007)     (14,035)
   Others                                               2,446     1,916       10,273        4,876
                                                      -------   -------   ----------   ----------
As stated under IFRS                                  613,368   567,484   10,684,059   10,420,574
                                                      =======   =======   ==========   ==========

* Certain comparative figures of 2004 were reclassified by re-grouping reconciling items of similar nature for better presentation.

NOTICE OF THE ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the Board of Directors ("Board") of Guangshen Railway Company Limited (the "Company") has resolved that the Annual General Meeting (the "AGM") of the Company is to be held at the meeting room of the Company at 3/F, No. 1052 Heping Road, Shenzhen, Guangdong Province, the People's Republic of China ("PRC") at 9:30 a.m. on May 11, 2006 (Thursday) to consider and, if thought fit, to pass the following resolutions (apart from items 8 and 9 as special resolutions, all other items as ordinary resolutions):

1.   To consider and approve the work report of the Board for 2005;

2. To consider and approve the work report of the Supervisory Committee of the Company for 2005;

3. To consider and approve the audited financial statements of the Company for 2005;

4. To consider and approve the proposed profit distribution of the Company for 2005;

5.   To consider and approve the Company's budget for 2006;

6. To consider and approve the appointment of Deloitte Touche Tohmatsu CPA Ltd. (formerly known as Pan- China Schinda Certified Public Accountants) as the Company's PRC auditors for 2006 and to authorise the Board and the Audit Committee to determine their remunerations;

7. To consider and approve the appointment of PricewaterhouseCoopers Certified Public Accountants as the Company's international auditors for 2006 and to authorise the Board and the Audit Committee to determine their remunerations;

8.   To consider and approve:

     (a) the proposed amendments to the Articles of Association of the Company (Note (1)); and

     (b) the Board to do all such further acts and things and take all steps which in its opinion may be necessary, desirable and expedient to give effect to such amendments, including but not limited to application for approval of, registration of or filing the amendments with the governmental bodies of the PRC and Hong Kong and making further amendments as governmental bodies of the PRC may require;

9. Subject to the completion of the proposed public issuance of Renminbi-denominated ordinary shares of the Company ("A Share Issue"), details of which is set out in the circular of the Company dated December 5, 2004, consider and approve:

     (a) the adoption of the revised Articles of Association of the Company (Note (1)); and

     (b) the Board to do all such further acts and things and take all steps which in its opinion may be necessary, desirable and expedient to give effect to such approval and adoption, including but not limited to application for approval of, registration of or filing the Articles of Association with the governmental bodies of the PRC and Hong Kong and making further amendments as governmental bodies of the PRC may require;

10.  To consider and approve any other businesses.

Notes:

(1) Amendments to the Articles of Association of the Company are made in accordance with the requirement under the revised PRC Company Law. Please refer to the annual report to the shareholders of the Company to be despatched in due course for further details.

(2) Holders of the H shares of the Company should note that the Register of Members of the Company's H shares will be closed from April 11, 2006 to May 11, 2006 (both days inclusive), during which no transfer of H shares will be registered. To qualify for the final dividend, all transfer forms together with the relevant share certificates must be lodged with the Company's registrar, Hong Kong Registrar Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong by no later than 4:00 p.m. on April 10, 2006. Holders of the Company's H shares whose names appear on the Register of Members of the Company on May 11, 2006, or their proxies, are entitled to attend the AGM by presenting their identity cards or passports.

(3) Each shareholder entitled to attend and vote at the AGM may appoint one or more proxies (whether a shareholder or not) to attend the meeting and vote on his behalf.

(4) Where a shareholder appoints more than one proxy, his proxies may only vote on a poll.

(5) The instrument appointing a proxy must be in writing and signed by the appointer or his attorney duly authorised in writing. If the proxy form is signed by an attorney on behalf of the appointor, the power of attorney or other authority must be notarially certified. To be valid, the proxy form, together with a notarially certified copy of the power of attorney or other authority (if any), must be delivered to the registered address of the Company not less than 24 hours before the commencement of the AGM or any adjournment thereof (as the case may be).

(6) Shareholders who intend to attend the AGM are requested to deliver the attendance confirmation reply form to the registered office of the Company in person, by post or by facsimile on or before April 21, 2006.

(7) The AGM is expected to last for half a day. Shareholders and proxies attending the AGM shall be responsible for their own traveling, accommodation and other related expenses.

Registered Office of the Company:
No. 1052 Heping Road
Shenzhen, Guangdong Province
The People's Republic of China
Telephone: 86-755-25587920 or 25588146
Facsimile: 86-755-25591480

                                                           By Order of the Board
                                                               GUO XIANGDONG
                                                             Company Secretary

Shenzhen, the PRC
March 20, 2006

Please also refer to the published version of this announcement in The Standard.